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Exhibit 4.7

Schedule 2 to Exhibit 4.5
Individual Deviations from Standard MTIP 2005 Invitation Letter to
Members of the Management Board

Name	Maximum Incentive Amount (€) for MTIP Tranche 2005
Kai-Uwe Ricke	750,000
Dr. Karl-Gerhard Eick	562,500
Dr. Heinz Klinkhammer	450,000
René Obermann	450,000
Konrad F. Reiss (died April 6, 2005)	50,000	(participating pro rata, inclusive of April, 2005)
Walter Raizner	562,500
Lothar Pauly (started October 1, 2005)	337,500

Maximum incentive amounts can only be reached if both 2005 plan targets are met. Amounts are payable in early 2008, according to the MTIP terms and conditions. Actual amounts accrued for 2005 can be found in Item 6. See Exhibits 4.4 and 4.5 for further details.

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Schedule 2 to Exhibit 4.5 Individual Deviations from Standard MTIP 2005 Invitation Letter to Members of the Management Board